Exhibit 99.2

All voting items adopted at Constellium’s 2022 Shareholders’ Annual Ordinary General Meeting

Paris, June 21, 2022 – Constellium SE (NYSE: CSTM) held its Shareholders’ Annual Ordinary General Meeting (AGM) on June 10, 2022 in Paris, France. All voting items presented to the General Meeting were adopted, including the annual accounts for 2021 and the appointment of Directors.

Mr. Emmanuel Blot was appointed as a new Non-Executive Director to the Company’s Board of Directors for a term of three years.

Ms. Martha Brooks and Ms. Lori Walker were re-appointed to the Company’s Board of Directors for a term of three years.

As previously announced, Mr. Jean-Christophe Deslarzes was appointed as the new Chair of the Board, succeeding Mr. Dick Evans.

Constellium’s Chief Executive Officer Jean-Marc Germain commented: “It has been an honor and a privilege to closely work with Dick Evans. Dick has provided unrivalled expertise and experience to Constellium as a Director since 2011, then as Chair of our Board since 2013, and I am grateful for his immense contribution and for his dedication. I am delighted to welcome Jean-Christophe Deslarzes as new Chair of the Board, and I look forward to working with him to continue to drive our future growth.”

The Board of Directors now consists of: Mr. Jean-Christophe Deslarzes (Chair of the Board), Mr. Jean-Marc Germain (CEO), Mr. Emmanuel Blot, Ms. Isabelle Boccon-Gibod, Mr. Michiel Brandjes, Ms. Martha Brooks, Ms. Christine Browne, Mr. John Ormerod, Mr. Jean-Philippe Puig,
Mr. Jean-François Verdier, Ms. Lori A. Walker and Ms. Wiebke Weiler.

For more information about the voting results for the 2022 AGM, please visit our website www.constellium.com.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €6.2 billion of revenue in 2021.

www.constellium.com

2